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                         SUPPLEMENT TO OFFER TO PURCHASE
                             DATED DECEMBER 19, 2006

                             BELL MICROPRODUCTS INC.

      OFFER TO PURCHASE ANY AND ALL OF OUTSTANDING $109,850,000 AGGREGATE PRINCIPAL AMOUNT OF 3 3/4% CONVERTIBLE SUBORDINATED NOTES, SERIES B DUE 2024
                              (CUSIP NO. 078137AC0)

         THIS TENDER OFFER WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON JANUARY 18, 2006, UNLESS EXTENDED (SUCH TIME AND DATE, AS THEY MAY BE EXTENDED, THE "EXPIRATION DATE").

         This Supplement dated December 19, 2006 (the "Supplement") to the Offer to Purchase, dated December 13, 2006 (the "Offer to Purchase"), relating to the tender offer by Bell Microproducts Inc. ("Bell Microproducts"), to purchase any and all of the Notes, amends and supplements the Offer to Purchase and the related Letter of Transmittal dated December 13, 2006 (the "Letter of Transmittal") as set forth below. Capitalized terms used but not defined in this Supplement have the respective meanings assigned to them in the Offer to Purchase.

         This Supplement should be read together with the Offer to Purchase and the related Letter of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letter of Transmittal contained in any document used by or on behalf of Bell Microproducts in connection with the tender offer shall be deemed to refer to the Offer to Purchase and the Letter of Transmittal, respectively, as amended and supplemented by this Supplement. Except as set forth herein, all terms and conditions of the tender offer remain unchanged and in full force and effect.

               SUMMARY OF THE AMENDMENTS TO THE OFFER TO PURCHASE
                        AND RELATED LETTER OF TRANSMITTAL

         Under the terms of the amended tender offer:

         - The Consent Solicitation, as defined in the Offer to Purchase, has been completed with holders of $109,475,000 aggregate principal amount of the outstanding Notes (which is in excess of the requisite majority of the outstanding principal amount) consenting to a waiver of defaults arising from the failure to file all reports and other information and documents which Bell Microproducts is required to file with the SEC and the trustee of the Notes. The Noteholders have also agreed to amend the indenture to eliminate any provision that would trigger a default for the failure to file or deliver any reports required to be filed with the SEC or trustee and to add a provision to allow for a special interest payment to Noteholders if an eligible tender offer is not completed by February 1, 2007. The definition of eligible tender offer has been revised to be one that we have commenced and held open for at least twenty business days, and in which we have repurchased all Notes validly tendered at a price of at least $1,000 for each $1,000 principal amount of validly tendered Notes, prior to February 1, 2007. This tender offer is intended to be an eligible tender offer under the amended indenture. The condition to this tender offer that the requisite consents be obtained has been satisfied.

                             The Dealer Manager is:

                       CREDIT SUISSE SECURITIES (USA) LLC